UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Kiromic BioPharma, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

497634204

(CUSIP Number)

Brian Hungerford

c/o Kiromic BioPharma Inc.

7707 Fannin, Suite 200
Houston, Texas 77054

(832) 968-4888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Fessler

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 653-8700

October 6, 2023

(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 497634204	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Pietro Bersani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,877
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 86,877
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[1]
14	TYPE OF REPORTING PERSON IN

(1)	All ownership percentages in this schedule are calculated based on an aggregate of 1,258,460 shares of common stock of Kiromic BioPharma, Inc. (the “Issuer”) outstanding as set forth in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”).

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share, of the Issuer. The principal executive office of the Issuer is located at 7707 Fannin, Suite 200, Houston, Texas 77054.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of Pietro Bersani (the “Reporting Person”). The Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the Reporting Persons is c/o Kiromic BioPharma, Inc., 7707 Fannin, Suite 200, Houston, Texas 77054.

(c) Pietro Bersani is the Chief Executive Officer of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pietro Bersani is a citizen of the United States of America and Italy.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to October 6, 2023, the Reporting Person owned 21,277 shares of common stock. On October 6, 2023, the Reporting Person was issued 65,600 restricted stock units of which 49,200 vested upon date of issuance, 5,467 vested on October 31, 2023, 5,467 vested on November 30, 2023 and 5,467 vested on December 31, 2023.

The Reporting Person beneficially owns an aggregate of 86,877 shares of common stock (the “Subject Shares”).

Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional shares of common stock or dispose of all or a portion of the common stock that he beneficially owns, either in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of the outstanding shares of common stock reported as beneficially owned by the Reporting Person is based upon the 1,258,460 shares of common stock of the Issuer outstanding as set forth in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”).

(b)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that the Reporting Person has the right to receive dividends from, and proceeds from the sale of, the shares of common stock held of record.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

        None

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024	/s/ Pietro Bersani
Pietro Bersani